STATEMENT OF INVESTMENTS

CitizensSelect Prime Money Market Fund

January 31, 2007 (Unaudited)

Negotiable Bank Certificates of Deposit--21.1%	Principal Amount ($)	Value ($)
Alliance & Leicester PLC (London)		
5.34%, 3/1/07	30,000,000	30,000,000
Bank of Ireland (Yankee)		
5.26%, 5/21/07	15,000,000 [a]	15,002,807
Barclays Bank PLC (Yankee)		
5.32%, 2/7/07	25,000,000	25,000,000
Bayerische Hypo-und Vereinsbank AG (Yankee)		
5.31%, 4/5/07	30,000,000	30,000,000
BNP Paribas (Yankee)		
5.31%, 6/11/07	30,000,000	30,000,000
HBOS Treasury Services PLC (London)		
5.32%, 2/6/07	25,000,000	25,000,000
Wilmington Trust Co., DE		
5.32%, 5/14/07	30,000,000	29,999,125
Total Negotiable Bank Certificates of Deposit		
(cost $185,001,932)		**185,001,932**
Commercial Paper--54.2%		
Abbey National North America LLC		
5.28%, 2/1/07	35,000,000	35,000,000
Amstel Funding Corp.		
5.31%, 3/29/07	30,000,000 [a]	29,755,467
Bank of America Corp.		
5.27% - 5.31%, 5/7/07 - 6/4/07	35,000,000	34,420,311
Bear Stearns Cos. Inc.		
5.33%, 3/29/07	25,000,000	24,798,167
Beta Finance Inc.		
5.33%, 5/21/07	25,000,000 [a]	24,607,146
Citigroup Funding Inc.		
5.32% - 5.34%, 2/13/07 - 5/4/07	35,000,000	34,821,828
Deutsche Bank Financial LLC		
5.27%, 2/1/07	35,000,000	35,000,000
FCAR Owner Trust, Ser. I		
5.31%, 4/3/07	35,000,000	34,692,204
General Electric Capital Services Inc.		
5.32%, 5/14/07	25,000,000	24,633,083
General Electric Co.		
5.30%, 3/30/07	20,000,000	19,834,383
Grampian Funding Ltd.		
5.34%, 5/16/07	25,000,000 [a]	24,624,445
Lexington Parker Capital Co. LLC		
5.31%, 4/4/07	25,000,000 [a]	24,777,403
Prudential Funding LLC		
5.27%, 2/1/07	35,000,000	35,000,000
Swedbank (ForeningsSparbanken AB)		
5.31%, 4/12/07	30,000,000	29,694,625
UBS Finance Delaware LLC		

5.26%, 2/1/07	35,000,000	35,000,000
WestpacTrust Securities NZ Ltd.		
5.31%, 5/10/07	30,000,000 a	29,573,700
Total Commercial Paper		
(cost $476,232,762)		**476,232,762**

Corporate Notes--20.6%

Commonwealth Bank of Australia		
5.32%, 2/26/07	15,000,000 b	15,000,000
Cullinan Finance Ltd.		
5.32%, 9/20/07	25,000,000 a,b	24,998,387
General Electric Capital Corp.		
5.28%, 2/26/07	25,000,000 b	25,000,000
K2 (USA) LLC		
5.33%, 10/1/07	20,000,000 a,b	19,998,670
Morgan Stanley		
5.49%, 4/18/07	21,000,000 b	21,030,249
Rabobank Nederland		
5.33%, 2/15/07	25,000,000 b	25,000,000
Royal Bank of Scotland PLC		
5.31%, 2/21/07	10,000,000 b	10,000,000
Societe Generale		
5.32%, 2/2/07	15,000,000 b	15,000,000
Svenska Handelsbanken		
5.29%, 2/21/07	10,000,000 b	10,000,000
Wells Fargo & Co.		
5.31%, 2/5/07	15,000,000 b	15,000,000
Total Corporate Notes		
(cost $181,027,306)		**181,027,306**

Time Deposits--4.2%

Branch Banking & Trust Co. (Grand Cayman)		
5.25%, 2/1/07	5,000,000	5,000,000
State Street Bank and Trust Co., Boston, MA (Grand Cayman)		
5.28%, 2/1/07	32,000,000	32,000,000
Total Time Deposits		
(cost $37,000,000)		**37,000,000**
Total Investments (cost $879,262,000)	**100.1%**	**879,262,000**
Liabilities, Less Cash and Receivables	**(.1%)**	**(1,032,203)**
Net Assets	**100.0%**	**878,229,797**

a   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At January 31, 2007, these securities amounted to $193,338,025 or 22.0% of net assets.

b   Variable rate security--interest rate subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS

CitizensSelect Treasury Money Market Fund

January 31, 2007 (Unaudited)

U.S. Treasury Bills--100.4%	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
2/1/07	4.85	2,000,000	2,000,000
2/8/07	4.89	4,500,000	4,495,739
2/15/07	4.83	31,446,000	31,387,481
2/22/07	4.92	40,000,000	39,885,550
3/1/07	4.93	48,821,000	48,635,980
3/8/07	5.03	30,000,000	29,856,792
3/15/07	4.91	67,000,000	66,622,425
3/22/07	5.03	2,500,000	2,483,037
3/29/07	5.01	61,000,000	60,529,476
4/5/07	5.00	45,000,000	44,612,288
4/12/07	5.03	13,000,000	12,874,496
5/3/07	4.93	35,000,000	34,572,237
Total Investments (cost $377,955,501)		**100.4%**	**377,955,501**
Liabilities, Less Cash and Receivables		**(.4%)**	**(1,381,283)**
Net Assets		**100.0%**	**376,574,218**

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.